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Danske Bank

Danske Markets / ALM
2-12 Holmens Kanal
1092 Copenhagen K
Telephone +45 33 44 00 00
Telefax +45 33 44 03 85

07020854

SUPPL

1 February 2007

To:		From:	
Fax No.	+1 202 942 9628	Reference	Peter Holm / Knud Erik Kristensen
Company	Securities & Exchange Commission	Fax No.	+45 33 44 03 85
Department	Office of International Corporation	Telephone No.	+45 33 44 04 20 / +45 33 44 04 12
Attention	File No 82-1263	No. of pages (incl. this page)	3

Please contact us immediately if you do not receive all the pages

Message:

Danske Bank A/S - Rule 12g-3-2(b) filings

We are pleased to attach a copy of announcement to the Copenhagen Stock Exchange.

Yours faithfully,

Danske Bank
Danske Markets / ALM

PROCESSED

FEB 0 9 2007

THOMSON FINANCIAL

dw 2/7

12055 2003.09

Danske Bank

To the Copenhagen Stock Exchange and the Press

Communications
Holmens Kanal 2-12
DK-1092 København K
Tel. +45 33 69 82 24

February 1, 2007

Stock Exchange Announcement No. 5/2007

Acquisition of Sampo Bank completed

Upon the approvals of all relevant authorities (see stock exchange announcement No. 3 of January 30, 2007), Danske Bank Group today completed its purchase of Sampo Bank.

As stated in stock exchange announcement No. 16 of November 9, 2006, the Danske Bank Group acquired Sampo Bank for DKr30bn in cash. Sampo Bank is Finland's third-largest bank, with an extensive branch network; subsidiaries in Estonia, Latvia and Lithuania; and a recently acquired bank in Russia.

"The acquisition gives us a solid basis for growth in the Finnish and Baltic markets, where we have good opportunities for strengthening Sampo Bank's competitiveness," says Peter Straarup, Chairman of the Executive Board of Danske Bank. "We have now begun the integration process."

The Danske Bank Group expects to incur expenses of DKr1.6bn for the integration of Sampo Bank's activities on Danske Bank's platform. Danske Bank plans to complete the integration of Sampo Bank's Finnish activities on its IT platform at Easter 2008 and the integration of the banking activities in the Baltic region by the end of June 2009.

Sampo Bank will be incorporated in Danske Bank Group's organisational structure. Its administrative functions – finance, product development, communications, HR, development and support functions – will thus be integrated on the Group's international platform.

Sampo Bank will continue to operate as a local banking brand with its own management but will adopt the corporate visual identity of the Danske Bank Group around Easter 2008.

With the acquisition in place, Danske Bank is dividing management responsibilities at Sampo Bank between two teams: one for Finland and one for the Baltic region.

"The markets differ from one another, and we believe that this will provide the best basis for targeting activities and creating growth in all markets," says Straarup.

New executives at Sampo Bank

Ilkka Hallavo, 50, has been appointed CEO of Sampo Bank in Finland. Mr Hallavo, who has been with Sampo Bank for 26 years, previously held the position of Head of Corporate Banking. He will join the Executive Committee of the Danske Bank Group. Maarit Näkyvä, 53, has been appointed Deputy CEO in charge of business development.

Georg Schubiger, 38, has been appointed managing director of the Baltic banking activities. He will also join the Executive Committee of the Danske Bank Group. Aivar Rehe will continue to head operations in Estonia, as will Ingus Grasis in Latvia and Gintautas Galvanauskas in Lithuania.

The Russian bank will report to Corporate & Institutional Banking in Copenhagen, headed by Mads Jacobsen, Senior Executive Vice President.

As stated in stock exchange announcement No. 16 of November 9, 2006, the integration of Sampo Bank on Danske Bank's IT platform and organisational platform is expected to generate annual cost and funding synergies of DKr610m, with full accounting effect from 2009.

Danske Bank

Steen Reeslev

END

Contacts:
Peter Straarup, Chairman of the Executive Board, Danske Bank, tel. +45 33 44 01 07
Ilkka Hallavo, CEO, Sampo Bank, tel. +358 10 513 3901
Georg Schubiger, Managing Director of Baltic Banking Activities, tel. +358 10 516 0017